January 16, 2020

Via Email

David W. Freese, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

         Re:      Siren ETF Trust
                  Initial Registration Statement on Form N-1A
                  File Nos. 333-235544 and 811-23502

Dear Mr. Freese,

       On December 17, 2019, Siren ETF Trust (the "Trust") filed an initial registration statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of
1940 ("1940 Act"). The filing registers shares of the Siren Large Cap Blend Index ETF (the
"Fund").

       We have reviewed the filing and have the following comments. 1 Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

General

1. We note that significant portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2. Please supplementally advise the staff of any exemptive or no-action relief the Fund intends to seek in connection with this filing.

3. Please confirm whether a party other than the Fund's sponsor or one of its affiliates is providing the Fund's initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

4. Supplementally, please provide the index methodology for the Index for our review.

1
     Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.
 David W. Freese, Esq.
January 16, 2020
Page 2 of 5

Summary Prospectus

       Fund Fees and Expense, p.1

5. Please provide a completed fee table and expense example for the Staff's review. We may have additional comments.

       Principal Investment Strategy, pp. 1-2

6. Please clarify the following: (1) the criteria the Index will use to identify each "universe"
       of potential companies to include in its holdings; (2) if all of the companies, US and non-
       US, will be listed on the Nasdaq Stock Market; and (3) if the REITs will be listed on the
       Nasdaq Stock Market.

7. Please clarify how the portfolio will be allocated among US and non-US companies and
       REITs; for example, will the 30 largest companies and 30 largest REITs be eligible for inclusion, regardless of geographic location?

8. You state in the second paragraph that the "Index selects the 30 largest companies from each universe and weights each company by market capitalization within its respective universe." Please explain the purpose of weighting the companies within each universe.

9.     Please clarify how the Index defines "financial companies."

10. The first paragraph suggests the companies in the Index may include non-US companies.
       Does the Fund intend to invest principally in foreign securities? If so, please identify where these companies are located (e.g., developed countries).

11. Please disclose that the Index is sponsored by an affiliate and disclose the nature of the affiliation.

12. Please disclose if the Fund will hold derivatives and if so, please explain how derivatives will be used by the Adviser in the portfolio. If derivatives are used as a substitute for an equity holding in the Index, please confirm that any derivatives included in the 80%
       basket for purposes of Rule 35d-1 will be valued at market value.

13. Please clarify whether the Fund will change its designation as non-diversified as a result of changes in the composition of the Index. We note that a non-diversified fund may become diversified without a shareholder vote but not the converse.

14. In the last paragraph of this section, please revise the first sentence to state that the Fund will also invest at least 80% of its net assets in components of its Index.
 David W. Freese, Esq.
January 16, 2020
Page 3 of 5

15. In the last paragraph, the Fund discloses that it will invest at least 80% of the value of its assets in large-capitalization companies. Please disclose the fund's definitions, including ranges, for large-capitalization companies. See, Investment Company Act Release
       24828, at n. 43 (Jan. 17, 2001).

       Principal Risks, p.2

16. Please disclose that, where all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and traded is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this, in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

17. Supplementally, please describe the Index Provider's experience. If there are any potential risks related to the level of the Index Provider's experience, please disclose.

       Performance Information, p.4

18. Supplementally, please identify the broad-based index against which the Fund's performance will be measured.

       Investment Adviser, p.4

19. Please revise the sentence to give the month and date of the Fund's inception.

       Purchase and Sale of Fund Shares, p.4

20. Please clarify whether creation unit transactions will be conducted primarily in cash or in-kind. If the transactions will be primarily in cash, please disclose that such transactions are less tax-efficient than those conducted in-kind.

Statutory Prospectus

       Investment Objective and Principal Investment Strategies, p. 5

21. Please disclose what instruments will be held principally as part of the Fund's 20%
       basket of securities.

       Investment Adviser and Portfolio Manager, p. 8

22. In the second paragraph under "The Investment Adviser," please clarify that the Fund is new and give the month and year of the Fund's inception.
 David W. Freese, Esq.
January 16, 2020
Page 4 of 5

23. In the first paragraph under "Portfolio Manager," please clarify what is meant by "service
       ETF users and traders" in the discussion of Street One Financial.

       Index/Trademark Licenses/Disclaimers, p.13

24. Please revise this section since the Fund will track an affiliated index.

Statement of Additional Information

       Description of Permitted Investments and Risk Factors, pp.16-17

25. In the discussion of "Investment Companies," you state that the Fund may invest in other investment companies including leveraged ETFs and the penultimate paragraph suggests the Fund has exemptive orders and procedures approved by the Board. Please revise since it appears that the Fund has not applied for any exemptive relief. See also, comment 2 above.


                                            ********


        Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.
        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.
        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.
         In closing, we remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
 David W. Freese, Esq.
January 16, 2020
Page 5 of 5



        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6870 or hahnja@sec.gov.

                                                    Sincerely,


                                                    /s/ Jaea F. Hahn

                                                    Jaea F. Hahn
                                                    Senior Counsel


cc:    William Kotapish, Assistant Director
       Sumeera Younis, Branch Chief